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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC. 25049

                                  FORM 12B-25

                                                Commission File Number: 0-14681
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                          NOTIFICATION OF LATE FILING

  (Check One): [X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q [ ] Form N-SAR

For Period Ended: FEBRUARY 3, 2001
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[ ]  Transition Report on Form 10-K      [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-K      [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

For the Transition Period Ended:
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    Read attached instruction sheet before preparing form. Please print or type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  CASUAL MALE CORP.
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Former name if applicable:  J. BAKER, INC.
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Address of principal executive office (Street and number): 555 TURNPIKE STREET
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City, State and Zip Code:   CANTON, MASSACHUSETTS  02021
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                                    PART II
                            RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or
[X] before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          CASUAL MALE CORP. (THE "COMPANY") IS UNABLE TO MEET THE FILING DATE FOR ITS ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED FEBRUARY 3, 2001 WITHOUT UNREASONABLE EFFORT OR EXPENSE. THE COMPANY IS CURRENTLY IN THE PROCESS OF NEGOTIATING SIGNIFICANT NEW CAPITAL MARKET TRANSACTIONS, WHICH, IF NOT CONSUMMATED, MAY HAVE A MATERIAL EFFECT ON THE COMPANY'S FINANCIAL CONDITION, RESULTS OF OPERATIONS AND/OR OTHER DISCLOSURES REQUIRED BY FORM 10-K. THERE CAN BE NO ASSURANCE THAT THESE TRANSACTIONS WILL BE CONSUMMATED. IN ADDITION, THE COMPANY HAS EMPLOYED ITS INTERNAL AND EXTERNAL FINANCIAL RESOURCES TOWARDS THE CONSUMMATION OF THESE TRANSACTIONS, WHICH HAS DELAYED THE PREPARATION OF INFORMATION NECESSARY TO COMPLETE THE REPORT. THE COMPANY CURRENTLY INTENDS TO FILE ITS ANNUAL REPORT ON FORM 10-K WITHIN THE TIME PERIOD SPECIFIED BY RULE 12(b)-25(b)(2) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.


                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

ELIZABETH C. WHITE, FIRST SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER,
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(781) 828-9300
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     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               [X] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [X] Yes   [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          THE STATEMENT OF EARNINGS TO BE INCLUDED IN THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED FEBRUARY 3, 2001 IS EXPECTED TO REFLECT SIGNIFICANT CHANGES FROM THE COMPANY'S RESULTS OF OPERATIONS FOR THE FISCAL YEAR ENDED JANUARY 29, 2000. FOR THE FISCAL YEAR ENDED FEBRUARY 3, 2001 (53 WEEKS), NET SALES FROM CONTINUING OPERATIONS INCREASED $60,710,319 TO $471,816,979 FROM $411,106,660 FOR THE FISCAL YEAR ENDED
     JANUARY 29, 2000 (52 WEEKS). THE RESULTS OF OPERATIONS, INCLUDING FINAL DETERMINATION OF NET INCOME MAY BE MATERIALLY IMPACTED BY THE RESOLUTION OF THE MATTERS REFERRED TO IN PART III ABOVE.
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                               Casual Male Corp.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:


Date:   May 7, 2001                 By:  /s/ Elizabeth C. White
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                                    Name: Elizabeth C. White
                                    Title:  First Senior Vice President
                                            and Chief Financial Officer

          Instruction.   The form may be signed by an executive officer of the
     registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).